FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 13, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

August 13, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that on August 13, 2012, the Tashkent Commercial Court granted petition of the State Agency for Communications and Information of Uzbekistan (“SACI”, the “Regulator”) to withdraw all operating licenses of Uzdunrobita FE LLC (“Uzdunrobita” or “MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan. Uzdunrobita intends to appeal the decision within the timeframe set forth by the laws of the Republic of Uzbekistan.

MTS also announces that it has received the content of 16 findings of the tax audits conducted by Uzbekistan tax authorities. Notwithstanding the fact that tax audit of Uzdunrobita’s operations for the period of 2007—2010 was completed in February 2012 and did not reveal any serious violations, additional tax audits have resulted in a total amount of claims against the Company in excess of $900 million. Uzdunrobita intends to challenge these findings.

Since the acquisition of Uzdunrobita in 2004, MTS has duly complied with the requirements of the laws of Uzbekistan, a fact which has been confirmed by numerous audits conducted by the SACI and other regulatory bodies of Uzbekistan. Simultaneous audits of Uzdunrobita’s operations were conducted from June through August 2012 in violation of the laws of Uzbekistan and international norms.

Uzdunrobita has filed an appeal to challenge the decision of the Tashkent Commercial Court, dating from July 30, 2012, to suspend Uzdunrobita’s license for a period of three months. The petition will be considered within a month’s timeframe. Uzdunrobita has also filed a petition to the State Antimonopoly Committee of Uzbekistan to challenge the decisions of the antimonopoly bodies, which declared that Uzdunrobita infringed upon antimonopoly laws, consumer protection laws and laws governing advertisements. The petition will be considered within a month’s timeframe.

MTS reserves the right to initiate proceedings both in Uzbekistan and internationally, including proceedings against certain officials involved in illegal actions against the Company, to claim damages incurred by MTS Group.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 13, 2012